UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

128, Boulevard de la Pétrusse
L-2330, Luxembourg
Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “General Meeting”) on Wednesday, May 13, 2026, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the General Meeting.

Results of the Meeting

1.            Presentation of the annual accounts of the Company for the financial year ended December 31, 2025 (the "2025 Financial Year"), of the consolidated financial statements for the 2025 Financial Year as well as the management report and independent auditor’s report for the 2025 Financial Year.

The General Meeting acknowledged the presentation of the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2025 Financial Year and the Company’s annual accounts for the 2025 Financial Year (together, the “Financial Statements”), the management report and independent auditor’s report for the 2025 Financial Year.

2.            Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The General Meeting resolved to approve the Financial Statements, the management report and acknowledges the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg act on commercial companies dated August 10, 1915, as amended (the “Companies Act”).

3.            Allocation of results for the 2025 Financial Year.

The General Meeting acknowledged that the Company has made a profit with respect to the 2025 Financial Year in an aggregate amount of USD 103,958,250.55 (one hundred three million nine hundred fifty-eight thousand two hundred fifty US dollars and fifty-five cents) (the “Profit”).

The General Meeting resolved to allocate 5% of the Profit made during the 2025 Financial Year and therefore to allocate an amount of USD 5,197,912.53 (five million one hundred ninety-seven thousand nine hundred twelve US dollars and fifty-three cents) to the legal reserve, in accordance with article 461-1 of the Companies Act.

The General Meeting further resolved to carry forward the remainder of the Profit in an amount of USD 98,760,338.02 (ninety-eight million seven hundred sixty thousand three hundred thirty-eight US dollars and two cents) to the next financial year.

4.            Discharge (quitus) of the members of the board of directors of the Company (the “Board”) for the exercise of their mandate for the 2025 Financial Year.

The General Meeting resolved to grant discharge (quitus) to the members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2025 Financial Year.

5.            Renewal of the mandates of the members of the Board.

The General Meeting resolved to approve the re-appointment of the following persons as members of the Board for a mandate until the annual general meeting to be held in 2029:

(i)            BOMCHIL, Máximo Luis, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on May 13, 1950 and with professional address at Av. Corrientes 420, C1043AAR, Ciudad Autónoma de Buenos Aires, Argentina;

 (ii)          EURNEKIAN, Martín Francisco Antranik, director, born in Ciudad Autónoma de Buenos Aires, Argentina, on November 28, 1978 and with professional address at Ruta 101 Km 19.95, 14000, Canelones, Uruguay;

 (iii)         ARENDT, David, director, born in Luxembourg-City, Grand Duchy of Luxembourg, on April 4, 1953 and with professional address at 26, rue Glesener, L-1630 Luxembourg, Grand Duchy of Luxembourg;

 (iv)         MARX, Daniel, director, born in Paysandú, Uruguay, on April 16, 1953 and with professional address at Av. Del Libertador 6160, piso 5, C1428ARR, Ciudad Aut6noma de Buenos Aires, Argentina;

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 (v)         McGEOCH, Roderick Hamilton, director, born in Albury, Australia, on October 2, 1946 and with professional address at 62, Wallis St Woollahra, 2025 Sydney, Australia;

 (vi)         MONTAGNA, Carlo Alberto, director, born in Pavia, Italy, on February 27, 1964 and with professional address at 1b, rue Jean Piret, L-2350 Luxembourg, Grand Duchy of Luxembourg; and

 (vii)         PECHON, Valérie, director, born in Caracas, Venezuela, on November 10, 1975 and with professional address at 8, rue de la Grève, L-1643 Luxembourg, Grand Duchy of Luxembourg.

6.            Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2025 Financial Year, to an aggregate amount of EUR 420,500 (four hundred twenty thousand five hundred Euros).

 7.           Approval, authorization and, to the extent necessary, ratification of the renewal and amendment of the directors’ compensation policy setting out the compensation system for the current and future directors of the Company (“Diretors Compensation Policy”).

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the renewal and amendment of the Directors’ Compensation Policy for the period starting on the date of this General Meeting until the earlier of (i) the Company’s shareholders annual general meeting to be held in 2029, which will resolve on the annual accounts of the Company for the financial year ending on December 31, 2028, or (ii) the third anniversary as from the date of this General Meeting.

8.            Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2026.

The General Meeting resolved to renew the mandate of PricewaterhouseCoopers Assurance as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2026, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers Assurance.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal and Compliance

By:	/s/ Jorge Arruda Filho
Name: Jorge Arruda Filho
Title: Chief Financial Officer

Date: May 14, 2026